UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 29, 2020, Verona Pharma plc issued its interim results for the nine months ended September 30, 2020 (the “Interim Results”).

The Interim Results are furnished herewith as Exhibit 1 to this Report on Form 6-K.

The Condensed Consolidated Interim Statement of Financial Position, Condensed Consolidated Interim Statement of Comprehensive Income, Condensed Consolidated Interim Statement of Changes in Equity and Condensed Consolidated Interim Statement of Cash Flows and the notes thereto in Exhibit 1 are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-225107) and Registration Statements on Form S-8 (Registration Nos. 333-217521 and 333-237926).

EXHIBIT INDEX

Exhibit No.	Description
1	Verona Pharma plc Interim Results for the three and nine months ended September 30, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: October 29, 2020	By:	/s/ David Zaccardelli
		Name:	David Zaccardelli, Pharm. D.
		Title:	President and Chief Executive Officer